Exhibit 99.1

EMERALD HEALTH THERAPEUTICS, INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian Dollars)

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Canadian dollars)

	June 30	December 31
	2019	2018

ASSETS

Current
Cash and cash equivalents	$2,614,727	$36,042,090
Accounts receivable (Note 5)	5,175,670	3,579,271
Biological assets (Note 6)	980,757	1,088,528
Inventory (Note 7)	21,412,731	6,772,525
Prepaid expenses	1,233,357	1,326,780
Due from related parties (Note 11)	13,895,221	14,973,749
Total current assets	45,312,463	63,782,943

Plant and equipment (Note 8)	25,922,532	16,965,989
Plant under construction	18,565,940	10,310,229
Deposits on materials and equipment	619,067	981,832
Refundable deposits	196,391	2,196,391
Intangible assets (Note 9)	90,529,605	86,612,636
Right of use assets (Note 19)	4,363,577	-
Goodwill	169,323	169,323
Long-term investment	179,390	282,509
Investment in joint venture (Note 10)	71,251,893	25,660,842
Total non-current assets	211,797,718	143,179,751

TOTAL ASSETS	$257,110,181	$206,962,694

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$12,208,468	$9,634,464
Current portion of long-term debt	-	2,503,064
Deferred payment (Note 4)	10,094,520	22,226,565
Payable to joint venture (Note 10)	16,810,000	-
Due to related parties (Note 11)	10,400,227	1,806,393
Total current liabilities	49,513,215	36,170,486

Lease liability (Note 19)	4,613,973	-
Deferred income tax liability	293,886	293,886
TOTAL LIABILITIES	$54,421,074	$36,464,372

SHAREHOLDERS' EQUITY
Share capital (Note 12)	230,187,171	204,791,733
Warrants (Note 13)	4,360,000	4,360,000
Contributed surplus	20,496,390	14,202,536
Accumulated deficit	(56,773,926)	(52,855,947)
TOTAL SHAREHOLDERS' EQUITY	198,269,635	170,498,322

Non-controlling interest	4,419,472	-

TOTAL LIABILITIES AND EQUITY	$257,110,181	$206,962,694

Nature and continuance of operations (Note 1)

Events after the reporting period (Note 1 & 20)

On behalf of the Board of Directors:

/s/ Avtar Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements

1

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018

Revenue
Sales (Note 17)	$5,070,107	$284,262	$7,679,666	$657,480
Excise taxes	450,782	-	930,461	-
Net revenue	4,619,325	284,262	6,749,205	657,480

Cost of sales
Cost of goods sold	4,713,906	249,761	7,418,427	555,288
Production costs	579,757	548,269	1,456,990	723,915
Depreciation of Health Canada license (Note 9)	919,947	-	1,839,894	-
Gain on changes in fair value of biological assets (Note 6)	(258,921)	(978,893)	(977,352)	(1,371,884)
Gross margin	(1,335,364)	465,125	(2,988,754)	750,161

Expenses
General and administrative (Note 18)	3,341,550	3,344,578	7,483,030	5,956,584
Sales and marketing	1,125,692	868,943	2,050,398	1,154,840
Research and development	1,306,076	83,409	2,233,878	180,953
Depreciation (Note 8 and 9)	248,444	927,907	496,584	1,176,456
Share-based payments (Note 12)	6,421,125	2,081,661	8,443,739	4,035,708
	12,442,887	7,306,498	20,707,629	12,504,541

Loss from operations	13,778,251	6,841,373	23,696,383	11,754,380

Share of income from joint venture (Note 10)	(14,488,832)	(682,431)	(20,301,051)	(380,638)
Interest income	(164,827)	(274,436)	(803,137)	(524,500)
Other expenses	483,505	-	541,872	-
Loss on settlement of deferred payment (Note 4)	864,229	-	864,229	-
Fair value changes in financial assets	(19,595)	(140,716)	103,118	124,645
Deferred income tax recovery	-	(132,820)	-	(317,497)
NET LOSS AND COMPREHENSIVE LOSS	452,731	5,610,970	4,101,414	10,656,390

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	275,355	5,422,497	3,718,886	10,330,815
Non-controlling interest	177,376	188,473	382,528	325,575
	452,731	5,610,970	4,101,414	10,656,390

Net loss per common share
Basic and diluted	$0.003	$0.043	$0.028	$0.087

Weighted average number of common
shares outstanding
Basic and diluted	145,515,035	129,906,112	143,929,482	122,586,500

The accompanying notes form an integral part of these condensed interim consolidated financial statements

2

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in Canadian dollars)

	Share Capital		Warrants
							Total	Non-
	# of		# of		Contributed	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Equity	Interest	Equity

Balance, January 1, 2019	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$(52,855,947)	$170,498,322	$-	$170,498,322
Adoption of IFRS 16 (Note 3)	-	-	-	-	-	(199,093)	(199,093)	-	(199,093)

Balance, January 1, 2019, as restated	141,443,116	204,791,733	8,411,764	4,360,000	14,202,536	(53,055,040)	170,299,229	-	170,299,229
Shares issued on at-the-market offering (Note 12)	4,167,200	14,749,636	-	-	-	-	14,749,636	-	14,749,636
Acquisition of Verdelite Sciences Inc. (Note 4)	2,129,707	8,199,371	-	-	-	-	8,199,371	-	8,199,371
Shares issued on stock option exercises (Note 12)	1,702,921	3,223,157	-	-	(2,149,885)	-	1,073,272	-	1,073,272
Acquisition of Emerald Health Naturals Inc. (Note 4)	-	-	-	-	-	-	-	4,802,000	4,802,000
Share issuance costs	-	(776,726)	-	-	-	-	(776,726)	-	(776,726)
Share-based payments (Note 12)	-	-	-	-	8,443,739	-	8,443,739	-	8,443,739
Net loss and comprehensive loss	-	-	-	-	-	(3,718,886)	(3,718,886)	(382,528)	(4,101,414)
Balance, June 30, 2019	149,442,944	230,187,171	8,411,764	4,360,000	20,496,390	(56,773,926)	198,269,635	4,419,472	202,689,107

Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 12)	538,523	679,414	-	-	(247,687)	-	431,727	-	431,727
Units issued on prospectus offerings (Note 12)	10,000,000	40,740,000	10,000,000	9,060,000	-	-	49,800,000	-	49,800,000
Share issuance costs	-	(272,355)	-	-	-	-	(272,355)	-	(272,355)
Acquisition of Verdelite Sciences Inc. (Note 4)	9,911,894	45,000,000	-	-	-	-	45,000,000	-	45,000,000
Increase in ownership of Avalite Sciences Inc.	-	-	-	-	-	(522,204)	(522,204)	522,204	-
Shares issued on warrant exercises (Note 13)	8,239,863	24,901,302	(8,239,863)	(3,044,679)	-	-	21,856,623	-	21,856,623
Warrants expired	-	-	(56,050)	(17,093)	17,093	-	-	-	-
Share-based payments (Note 12)	-	-	-	-	4,035,708	-	4,035,708	-	4,035,708
Net loss and comprehensive loss	-	-	-	-	-	(10,330,815)	(10,330,815)	(325,575)	(10,656,390)
Balance, June 30, 2018	135,477,506	$188,960,607	11,411,764	$6,460,000	$9,090,823	$(28,682,388)	$175,829,042	$2,153,463	$177,982,505

The accompanying notes form an integral part of these condensed interim consolidated financial statements

3

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

(Expressed in Canadian dollars)

	Six months	Six months
	ended	ended
	June 30	June 30
	2019	2018

Operating activities
Net loss	$(4,101,414)	$(10,656,390)
Items not involving cash
Depreciation	2,485,561	1,176,456
Gain on changes in fair value of biological assets	(977,352)	(1,371,884)
Fair value changes in financial assets	103,118	124,645
Share-based payments	8,443,739	4,035,708
Share of income from joint venture	(20,301,051)	(380,638)
Interest expense	203,099	-
Deferred income tax recovery	-	(317,497)
Loss on settlement of deferred payment	864,229	-
Changes in non-cash operating working capital
Accounts receivable	(1,596,399)	(491,132)
Due from related parties	1,078,528	(861,753)
Prepaid expenses	93,424	(459,554)
Inventory and biological assets	(11,921,382)	(758,509)
Accounts payable and accrued liabilities	(376,196)	658,279
Due to related parties	7,685,933	(104,763)
Net cash flows used in operating activities	(18,316,163)	(9,407,032)

Investing activities
Investment in joint venture (Note 10)	(8,480,000)	(4,000,000)
Acquisition of asset (Note 4)	(725,799)	(22,634,061)
Deposits on equipment	347,936	(2,000,000)
Purchase of plant and equipment	(12,544,352)	(5,593,281)
Purchase of intangible assets	(912,229)	(5,183)
Net cash flows used in investing activities	(22,314,444)	(34,232,525)

Financing activities
Payment of lease liabilities	(163,969)	-
Proceeds from financing	14,749,636	49,800,000
Share issuance costs	(776,726)	(272,942)
Repayment of long term debt	(2,503,064)	(22,888)
Repayment of deferred payment	(5,000,000)	-
Stock option exercises	1,073,272	431,727
Interest paid	(175,905)	-
Warrant exercises	-	21,856,623
Net cash flows provided by financing activities	7,203,244	71,792,520

(Decrease)/increase in cash and cash equivalents	(33,427,363)	28,152,963
Cash and cash equivalents, beginning of year	36,042,090	44,523,145
Cash and cash equivalents, end of period	$2,614,727	$72,676,108

Supplemental Information:
Fair value of shares issued to settle portion of deferred payment (Note 4)	$8,199,371	$-

The accompanying notes form an integral part of these condensed interim consolidated financial statements

4

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Emerald Health Therapeutics Inc. (the "Company"), is classified as a Tier 1 Venture Issuer on the TSXV, with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2019, the Company had not yet achieved profitable operations and had accumulated losses of $56,773,926 (December 31, 2018 - $52,855,947) since its inception. As at June 30, 2019, the Company recognized that current liabilities exceed current assets by $4,200,752, which is primarily the result of the $16,810,000 liability recorded in conjunction with Pure Sunfarms' acquisition of Delta 2 (see Note 10 and 20). Subsequent to June 30, 2019, the Company has raised additional gross proceeds of $3,908,911 of equity financing through its ATM facility (see Note 12). Management continues to closely monitor its cash flows and, as necessary, will seek additional equity and debt financing to offset the working capital deficit. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018 (“Annual Financial Statements”). Accordingly, accounting policies, estimates, and judgements applied are the same as those applied in the Company’s financial statements for the year ended December 31, 2018, unless otherwise indicated. The Company assesses its accounting estimates and judgements every reporting period.

The Company’s interim results are not necessarily indicative of its results for a full year.

5

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2018.

The condensed interim consolidated financial statements were authorized for filing by the Board of Directors on August 28, 2019.

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, at historical cost except for certain financial instruments and biological assets, which are measured at fair value.

c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at June 30, 2019 include the following:

	Ownership Interest	Ownership Interest
	as at June 30	as at December 31
Name of Entity	2019	2018
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	-
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	50%	50%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

d)	Functional and presentation currency

The Company and its subsidiaries’ functional currency is Canadian dollars. All dollar amounts presented are in Canadian dollars unless otherwise specified.

6

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS

IFRS 16, Leases – replaced the guidance in IAS 17 Leases and established principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

The Company has applied IFRS 16 with an initial application date of January 1, 2019. The simplified transition approach was applied and as a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019. The IFRS 16 adjustment as at January 1, 2019, resulted in a debit to the Company’s accumulated deficit of $199,093.

The Company’s lease accounting policy in accordance with IFRS 16 is provided below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is subject to impairment assessment and adjusted for certain remeasurements of its associated lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate or rate implicit in the lease. The lease liability is subsequently measured at amortized cost using the effective interest method. The incremental borrowing rate determined for the Company for the leases in transition is within a range of 6% - 8%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in net earnings if the carrying amount of the right-of-use asset is nil.

A lease modification is accounted for as a separate lease if there is an increase in the scope of a lease and a corresponding increase in consideration, such as adding the right to use one or more underlying assets in a contract. Otherwise, a lease modification is considered a remeasurement of the lease liability, as discussed above.

Lease payments that depend on performance measures or usage of the underlying asset are considered variable lease payments, which are expensed as incurred.

7

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Changes to the Company’s critical accounting estimates and judgments due to IFRS 16 are provided below.

The Company’s lease liabilities are measured at the present value of the lease payments discounted using the applicable incremental borrowing rate or rate implicit in the lease. Determining the discount rate (incremental borrowing rate) requires significant judgment and may have a significant quantitative impact on lease liability valuations. Many of the Company’s lease liabilities contain one or several lease extension clauses, and could reasonably be extended beyond the lease extensions outlined in the contract. Determining the length of the lease to be used in the present value calculation of the lease obligation requires significant judgement and may have significant impact on lease liability valuations.

$
Operating Lease commitments at December 31, 2018	10,298,432
Undiscounted operating lease payments at January 1, 2019	10,298,432
Effect of discounting using the incremental borrowing rates at January 1, 2019	(5,569,108)
Lease Liabilities Recognized January 1, 2019	4,729,324

Initial Recognition of ROU assets at application date	5,184,165
Accumulated Depreciation as at application date	(653,935)
Net right-of-use assets recognized at January 1, 2019	4,530,230

4.	ACQUISITIONS

Emerald Health Naturals

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Emerald Health Naturals, Inc. (“Naturals”). The Company will invest $5,000,000 for a 51% ownership of Naturals and EHB will grant Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company concluded that it controls Naturals and it has been consolidated, with non-controlling interest recognized for the EHB owned portion. Naturals operates primarily in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

8

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Distribution Right is recorded at its acquisition date fair value. It is an intangible asset, estimated to have an indefinite life because it is expected to generate cash flows indefinitely. As an indefinite life intangible asset, the Distribution Right is not amortized.

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the balance is due on January 10, 2020. On the date of acquisition, management concluded that the assets acquired did not include significant processes or outputs, and therefore did not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

The total purchase price and the fair value of the net assets of GAB acquired are disclosed below:

Net assets acquired	Asset fair value	Relative fair value
	$	$
3 Natural Product Numbers	90,000	89,259
Plant and Equipment	102,824	101,976
Health Canada NHP Site License	150,000	148,765
	342,824	340,000

As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site License. An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site License allowed EHN to start importing and storing NHPs in Q2 2019. This intangible asset was recorded at its acquisition date fair value. This asset has a finite life and will be amortized on a straight-line basis in accordance with the Company’s policy.

Verdélite Sciences Inc.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90.0 million, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019 (Note 12). The remaining $22.3 million was payable to the vendors of Verdélite (the “Vendors”) on May 1, 2019.

9

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

On May 1, 2019, the Vendors elected to receive $7.5 million of the remaining $22.3 million, as shares of the Company, with the remaining $14.8 million of the Purchase Price to be paid on or before May 30, 2019. The Company treated this change to the terms of settlement for the purchase of Verdélite as an extinguishment of the original terms, and not a modification under IFRS 9, Financial Instruments. The shares issued to the Vendors were valued on the five-day volume-weighted average price of the Common Shares of the Company on the TSXV, discounted 10%, calculated as of April 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. Under IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued. The difference between the carrying amount of the financial liability extinguished and the consideration paid is recognized in profit or loss in the quarter ended June 30, 2019. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864,229 being recognized by the Company in the condensed interim consolidated statements of loss and comprehensive loss.

An additional loss was recognized on the renegotiation of terms of settlement, as the Company initially recorded the liability at $22.3 million, adjusted from the $22.5 million based on working capital adjustments. The difference of $164,857 has been recognized as a loss by the Company and is included in the settlement loss of $864,229 in the condensed interim consolidated statements of loss and comprehensive loss.

On May 30, 2019, the Company renegotiated the terms of the remaining $15.0 million payable to the Vendors. $5.0 million cash was paid in June 2019, with subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the outstanding balance began accruing May 31, 2019 at a rate of 10% per annum. The amount outstanding as at June 30, 2019 was $10,094,520.

5.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable is comprised of:

	June 30	December 31
	2019	2018
	$	$
Goods and services tax refund receivable	2,380,397	2,519,789
Trade receivables	2,658,764	801,756
Other receivables	136,509	257,726
	5,175,670	3,579,271

Accounts receivable are neither impaired nor past due.

10

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

	June 30	December 31
	2019	2018
	$	$
Carrying amount, beginning of year	1,088,528	114,559
Effect of unrealized changes in fair value of biological assets	977,352	2,818,442
Biological assets purchased	-	3,841
Biological assets sold	-	(133,680)
Transferred to inventory upon harvest	(1,085,123)	(1,714,634)
Carrying amount, end of period	980,757	1,088,528

As at June 30, 2019, included in the carrying amount of biological assets is $28,745 (December 31, 2018 - $28,570) in seeds and $952,012 (December 31, 2018 - $1,059,958) in live plants.

The following inputs and assumptions are categorized within Level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly effect the fair value of the biological assets in future periods:

•	plant waste – wastage of plants based on various stages of growth;

•	yield per plant – represents the weighted average grams of dry cannabis expected to be harvested from a cannabis plant, based on historical yields;

•	selling price, less costs to sell – based on estimated selling price per gram of dry cannabis based on historical sales and expected sales;

•	percentage of costs incurred to date compared to the total costs to be incurred (to estimate the fair value of an in-process plant) – represents estimated costs to bring a gram of cannabis from propagation to harvest; and

•	stage of plant growth – represents the weighted average age in of the plant out of the average growing cycle as at period end date.

As at June 30, 2019, on average, the biological assets were 40% complete as to the next expected harvest date, compared to a 39% average stage of completion as at December 31, 2018. The average number of days from the point of propagation to harvest is 106 days.

Biological assets are classified as Level 3 on the fair value hierarchy. Significant unobservable inputs used to fair value biological assets include the Company’s estimate of the yield of cannabis per plant as well as the average selling price per gram less cost to sell. A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $18,200 at June 30, 2019 (December 31, 2018 - $52,620). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $25,987 at June 30, 2019 (December 31, 2018 - $59,579).

11

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

7.	INVENTORY

The Company’s inventory is comprised of:

	June 30	December 31
	2019	2018
	$	$
Dried cannabis	19,748,293	5,778,176
Cannabis oils	951,476	337,314
Goods for resale	73,879	1,498
Supplies and consumables	639,083	655,537
	21,412,731	6,772,525

Inventory expensed and included in cost of sales was $4,713,906 and $7,418,427, for three and six months ended June 30, 2019 (June 30, 2018 – $249,761 and $555,288). The unrealized gain due to the fair value change in biological assets included in cost of sales was $258,921 and $977,352 for three and six months ended June 30, 2019 (June 30, 2018 – gain of $978,893 and $1,371,884).

12

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

8.	PLANT AND EQUIPMENT

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:

Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
Additions	-	6,747,648	1,407,177	1,457,537	138,641	566,928	10,317,931
Acquired Through Verdélite	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123

Balance, December 31, 2018	476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523
Additions	-	5,131,453	1,236,390	2,596,168	74,320	377,138	9,415,469
Acquired Through Naturals	-	-	33,984	-	3,271	63,553	100,808
Balance, June 30 2019	476,041	17,144,995	2,952,022	5,284,223	347,755	1,301,764	27,506,800

Accumulated Depreciation:
Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
Additions	-	153,563	75,074	336,932	67,524	61,307	694,400

Balance, December 31, 2018	-	153,563	154,683	547,585	76,526	92,177	1,024,534
Additions	-	125,731	105,783	203,737	46,173	78,310	559,734
Balance, June 30 2019	-	279,294	260,466	751,322	122,699	170,487	1,584,268

Carrying value:
June 30, 2019	476,041	16,865,701	2,691,556	4,532,901	225,056	1,131,277	25,922,532
December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989

13

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

The Company’s intangible assets continuity is as follows:

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Cost:
Balance, December 31, 2017	-	-	2,922,096	62,135	2,984,231
Acquired through Verdélite	-	-	86,103,549	-	86,103,549
Additions	368,531	-	-	133,032	501,563

Balance, December 31, 2018	368,531	-	89,025,645	195,167	89,589,343
Acquired through Naturals	89,259	4,802,000	148,765	1,168	5,041,192
Additions	200,323	-	-	601,281	801,604
Balance, June 30, 2019	658,113	4,802,000	89,174,410	797,616	95,432,139

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Accumulated amortization:
Balance, December 31, 2017	-	-	87,446	44,930	132,376
Additions	-	-	2,829,015	15,316	2,844,331

Balance, December 31, 2018	-	-	2,916,461	60,246	2,976,707
Additions	-	-	1,839,895	85,932	1,925,827
Balance, June 30, 2019	-	-	4,756,356	146,178	4,902,534

		Distribution	Health Canada	Computer
	Patents	Right	License	Software	Total
	$	$	$	$	$
Net book value:
June 30, 2019	658,113	4,802,000	84,418,054	651,438	90,529,605
December 31, 2018	368,531	-	86,109,184	134,921	86,612,636

10.	INVESTMENT IN JOINT VENTURE

On March 30, 2019, Pure Sunfarms exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot greenhouse in Delta, BC. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and the Company has committed to contribute an aggregate of $25.0 million in cash, of which $8.2 million was paid during the six months ended June 30, 2019. The remaining balance of $16.8 million is recognized on the condensed interim consolidated statements of financial position in Payable to Joint Venture.

14

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Profits and losses resulting from upstream and downstream transactions between the Company and Pure Sunfarms are recognized only to the extent of unrelated investor's interests in the associates. Unrealized gains arising from transactions with the associate are eliminated. Unrealized losses resulting from transactions with the associate are also eliminated, but only to the extent that there is no evidence of impairment.

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2018	25,660,842
Investment in Joint Venture	25,000,000
Transaction costs	290,000
Share of income	20,301,051
Balance at June 30, 2019	71,251,893

15

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Summarized financial information for Pure Sunfarms is set out below:

	June 30	December 31
	2019	2018
	$	$
Non-current assets	108,611,519	67,263,020
Current assets (a)	100,575,197	20,414,439
Total assets	209,186,716	87,677,459

Non-current liabilities	22,320,310	2,688,273
Current liabilities	42,708,578	39,465,718
Total liabilities	65,028,888	42,153,991

(a) includes cash and cash equivalents	15,572,914	2,361,948

	Six months ended	Six months ended
	June 30	June 30
	2019	2018
	$	$
Sales	46,715,496	-
Cost of Sales (b)	10,369,461	-
Gross margin before fair value changes	36,346,035	-

Change in fair value of biological asset	(27,654,191)	(422,012)

Gross margin	64,000,226	422,012

Selling, general and administrative expenses	3,712,467	1,364,161
Income (loss) from operations	60,287,759	(942,149)

Other (income) loss	354,130	(77,181)
Income (loss) before taxes	59,933,629	(864,968)

Provision for income taxes	11,299,269	-
Net income (loss)	48,634,360	(864,968)
(b) includes $516,839 of amortization expense

Net Income (loss)	48,634,360	(864,968)
Elimination of transactions with the Company	(8,644,105)	-
Fair value adjustment	611,847	1,626,244
Adjusted net income	40,602,102	761,276

50% Share of income from joint venture	20,301,051	380,638

16

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

	For the six	For the twelve
	months ended	months ended
	June 30 2019	December 31 2018
	$	$
Total net assets of Pure Sunfarms	144,157,828	45,523,468
50% ownership interest held by the Company	72,078,914	22,761,734
2018 cumulative adjustments carried forward	2,669,470	-
Fair value adjustment recognized during the period	305,923	3,964,388
Elimination of transactions with the Company during the period	(4,322,053)	(1,294,919)
Transaction costs cumulative	519,639	229,639
Carrying amount of the investment	71,251,893	25,660,842

To date, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

11.	RELATED PARTY TRANSACTIONS

With Emerald Health Sciences Inc.

As of June 30, 2019, Emerald Health Sciences Inc. (“Sciences”) held an aggregate of 40,434,242 Common Shares, representing 27% (December 31, 2018 – 43,234,242 shares, representing 31%) of the issued and outstanding Common Shares and it also held 4,411,764 (December 31, 2018 – 4,411,764) common share purchase warrants of the Company.

Sciences charged the Company $1,050,000 and $2,100,000 during the three and six months ended June 30, 2019 (June 30, 2018 - $1,050,000 and $2,100,000) for services related to financing, business development, investor relations and acquisition activities, in accordance with the amended management agreement: $562,500 and $1,125,000 were recognized as research and development costs and $487,500 and $975,000 were recognized as general and administrative fees, respectively. Sciences charged the Company $Nil during the three and six months ended June 30, 2019 (June 30, 2018 - $Nil) for invoices paid on behalf of the Company. As of June 30, 2019, the Company owed $1,507,314 (December 31, 2018 - $502,194) to Sciences for services provided. This amount is included in the due to related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing. As of June 30, 2019, Sciences owed the Company $31,421 (December 31, 2018 – $31,421) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing.

In May 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $6,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 10% per annum and are repayable on demand. As of June 30, 2019, Sciences had advanced $5,100,000 (December 31, 2018 - $Nil) in funds to the Company and charged $47,642 (June 30, 2018 - $Nil) in interest, through this agreement. The amount owing is included in Due to Related Parties on the condensed interim consolidated statements of financial position.

17

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

With the Company’s joint venture

As of June 30, 2019, Pure Sunfarms owes the Company $863,801 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the joint venture. As of June 30, 2019, the Company owes to Pure Sunfarms $3,222,336 (December 31, 2018 - $1,287,082) for inventory purchased from Pure Sunfarms, that was paid subsequent to June 30, 2019. These amounts are included in the respective Due To and Due From Related Parties on the condensed interim consolidated statements of financial position, and are non-interest bearing. The Company also contributed $13,000,000 in the form of an on-demand loan as described in the Company’s Annual Financial Statements.

With a company controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the three and six months ended June 30, 2019, the Company paid to the Landlord $84,904 and $169,808 (June 30, 2018 - $83,235 and $166,649) in rent and $Nil and $237 (June 30, 2018 - $Nil and $Nil) for invoices paid on behalf of the Company. The Landlord was reimbursed by the Company for $20,605 and $179,146 during the three and six months ended June 30, 2019 (June 30, 2018 - $14,979 and $40,699) for development fees and services related to construction of the Company’s new facility. As of June 30, 2019, the Company owed $4,671 (December 31, 2018 - $502) to the Landlord; this amount is included in Due to Related Parties on the condensed interim consolidated statements of financial position and is non-interest bearing. As at June 30, 2019, the Company recognized a lease obligation of $3,570,989 relating to the land in Metro Vancouver. This amount is included on the statements of financial position under “Lease Liability”.

With a company whose CEO is also a director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc, as described in the Company’s Annual Financial Statements. Naturals holds 3,030,303 common share purchase warrants of Avricore.

18

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman and President, the Chief Financial Officer and the Chief Operating Officer, includes the following expenses recognized during the period:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30 2019	June 30 2018	June 30 2019	June 30 2018
	$	$	$	$
Wage and short-term benefits	304,805	258,930	561,382	478,350
Share-based payments	2,495,360	949,773	2,852,707	1,065,763
	2,800,165	1,208,703	3,414,089	1,544,113

Included in Due to Related Parties on the condensed interim consolidated statements of financial position at June 30, 2019 is $27,500 (December 31, 2018 - $16,614) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

In the event that senior key management employment agreements are terminated by the Company, other than for just cause, such officers are entitled to a minimum severance amount equal to six months of salary.

These transactions are recorded at the amounts agreed upon between the two parties.

12.	SHARE CAPITAL

Authorized

•	Unlimited number of Common Shares without par value

•	Unlimited number of preferred shares without par value, issuable in series

Issued

•	149,442,944 Common Shares (December 31, 2018 – 141,443,116)

•	Nil preferred shares (December 31, 2018 - Nil)

19

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

During the six months ended June 30, 2019 the outstanding share capital increased by 7,999,828 Common Shares due to the following transactions:

•	The Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”) during Q1 2019. In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. During the six months ended June 30, 2019, the Company issued an aggregate of 4,167,200 Common Shares for gross proceeds of $14,749,636 with an average price of $3.54.

•	Issued 2,129,707 shares with a value of $8,199,371 for the acquisition of Verdélite as described in Note 4.

•	A total of 1,347,921 stock options were exercised ranging in exercise price from $0.175 to $3.07 for gross proceeds of $1,073,272. A total of 355,000 restricted share units vested and were settled. A total of 1,702,921 Common Shares were issued.

Escrowed Common Shares

The 4,955,947 shares issued as part of the purchase price of Verdélite were subject to an Escrow Agreement. Under the agreement, 50% of the shares issued to the Vendors of Verdélite were to remain in escrow until May 1, 2019. During the six months ended June 30, 2019, 4,955,947 Common Shares (December 31, 2018 – 4,955,947) were released from escrow (Note 4).

Share based payments

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

		Weighted Average
	Number of Options	Exercise Price
		$
Balance, December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance, December 31, 2018	9,894,211	2.31
Granted	5,748,000	4.05
Forfeited	(685,709)	3.66
Exercised	(1,347,921)	0.80
Balance, June 30, 2019	13,608,581	3.13

20

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

During the six-month period ended June 30, 2019, the Company granted 5,748,000 stock options to employees and consultants. The stock options granted had exercise prices between $2.83 and $4.15, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $4.05. The weighted average trading share price of the options exercised during the six months ended June 30, 2019 was $3.33.

The fair values of the options granted during the six-month periods ended June 30, 2019 and 2018 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	June 30	June 30
	2019	2018
Risk free interest rate	1.39% - 1.85%	1.73-2.11
Expected life of options (years)	2.75	3.00
Expected annualized volatility	101.21%-105.68%	80%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$2.50	$2.74

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

21

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Incentive stock options outstanding and exercisable at June 30, 2019 are summarized as follows:

	Outstanding			Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	210,000	2.15	0.34	210,000	0.34
0.44 - 0.50	1,500,000	0.82	0.45	1,500,000	0.45
0.51 - 0.94	993,416	2.25	0.72	955,918	0.72
0.95 - 1.25	723,834	2.93	1.21	467,863	1.20
1.26 - 1.49	258,581	2.95	1.43	103,032	1.41
1.50 - 3.40	1,395,500	4.10	2.98	435,750	2.89
3.41 - 4.23	5,928,500	4.74	4.06	1,401,504	4.10
4.24 - 4.25	1,933,750	3.48	4.25	966,250	4.25
4.26 - 5.44	340,000	4.15	4.58	98,750	4.55
5.45 - 6.68	325,000	3.66	5.69	175,000	5.69
	13,608,581	3.67	3.13	6,314,067	2.33

The Company recorded share-based compensation expense related to the incentive stock options of $5,925,310 and $7,762,887 for the three and six months ended June 30, 2019 (June 30, 2018 – $1,592,593 and $3,062,817). The expense has been charged to the condensed interim consolidated statements of loss and comprehensive loss.

Restricted share units

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

		Weighted average
		fair value per
	Number of RSUs	unit at issue
		$
Balance, December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance, December 31, 2018	830,000	3.74
Granted	475,000	4.15
Settled	(355,000)	4.27
Balance, June 30, 2019	950,000	3.76

22

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

During the six months ended June 30, 2019, the Company issued 475,000 RSUs to various employees and consultants, that vest over two years, on April 2, 2020 and April 2, 2021 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $495,815 and $680,852 for the three and six months ended June 30, 2019 (June 30, 2018 – $489,068 and $972,891) to the condensed interim consolidated statements of loss and comprehensive loss.

13.	WARRANTS

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2017	9,707,677	0.80

Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance, December 31, 2018	8,411,764	2.92

Balance, June 30, 2019	8,411,764	2.92

Expire:
November 2021	4,411,764	0.85
November 2019	4,000,000	5.20
Balance, June 30, 2019	8,411,764	2.92

23

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS

The classification of the Company’s financial instruments, as well as their carrying amounts and fair values, are as follows:

	June 30, 2019		December 31, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial Assets	$	$	$	$
FVTPL
Long-term investment	179,390	179,390	282,509	282,509

Amortized cost
Cash and cash equivalents	2,614,727	2,614,727	36,042,090	36,042,090
Accounts receivable	5,175,670	5,175,670	3,579,271	3,579,271
Due from related parties	13,895,221	13,895,221	14,973,749	14,973,749
Refundable deposits	196,391	196,391	2,196,391	2,196,391

Financial Liabilities
Amortized cost
Accounts payable and accrued liabilities	12,208,468	12,208,468	9,634,464	9,634,464
Current portion of long-term debt	-	-	2,503,064	2,503,064
Deferred payment	10,094,520	10,094,520	22,226,565	22,226,565
Payable to joint venture	16,810,000	16,810,000	-	-
Due to related parties	10,400,227	10,400,227	1,806,393	1,806,393

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments.

Fair value hierarchy – financial instruments recorded at fair value at the statement of financial position dates are classified using the fair value hierarchy, which reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Valuation based on quoted prices unadjusted in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

24

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at June 30, 2019

Financial Assets
Long-term investments	100,000	79,390	-	179,390

As at December 31, 2018

Financial Assets
Long-term investments	166,667	115,842	-	282,509

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at June 30, 2019 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business majority of the trade receivables held are with crown corporations of British Columbia.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

25

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at June 30, 2019, the Company had negative working capital of $4,200,753 (December 31, 2018 – positive working capital of $27,612,457). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

15.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

16.	SEGMENTED INFORMATION

Segment reporting is prepared on the same basis that the Company’s President, who is the Company’s Chief Operating Decision Maker, manages the business, makes resource allocation decisions and assesses performance. The Company operates in one reportable segment, being the production and sale of cannabis and in one geographical location, Canada.

	Cannabis	Other	Total
	$	$	$
For the three months ended June 30, 2019
Sales	4,975,864	94,243	5,070,107
Interest revenue	(118,960)	283,787	164,827
Loss from operations	10,605,523	3,172,728	13,778,251
Net (income) loss and comprehensive (income) loss	(3,072,949)	3,525,680	452,731
Share of income from joint venture	(14,488,832)	-	(14,488,832)

For the six months ended June 30, 2019
Sales	7,585,423	94,243	7,679,666
Interest revenue	(48,591)	851,728	803,137
Loss from operations	14,104,906	9,591,477	23,696,383
Net (income) loss and comprehensive (income) loss	(5,403,561)	9,504,975	4,101,414
Share of income from joint venture	(20,301,051)	-	(20,301,051)

26

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

	Cannabis	Other	Total
	$	$	$
For the three months ended June 30, 2018
Sales	284,262	-	284,262
Interest revenue	-	274,436	274,436
Loss from operations	1,462,406	5,378,967	6,841,373
Net loss and comprehensive loss	780,274	4,830,696	5,610,970
Share of income from joint venture	(682,431)	-	(682,431)

For the six months ended June 30, 2018
Sales	657,480	-	657,480
Interest revenue	-	524,500	524,500
Loss from operations	2,111,738	9,642,642	11,754,380
Net loss and comprehensive loss	1,731,400	8,924,990	10,656,390
Share of income from joint venture	(380,638)	-	(380,638)

17.	SALES

A summary of the Company’s sales by product line is provided in the table below:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30 2019	June 30 2018	June 30 2019	June 30 2018
	$	$	$	$
Dried Cannabis	2,789,666	136,408	5,064,897	288,659
Cannabis Oils	2,182,174	141,308	2,514,701	355,180
Other	98,267	6,546	100,068	13,641
Total	5,070,107	284,262	7,679,666	657,480

During the six months ended June 30, 2019, the Company earned approximately 55% of gross revenues from three major customers, all being Crown Corporations (June 30, 2018 – $Nil).

27

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30 2019	June 30 2018	June 30 2019	June 30 2018
	$	$	$	$
Professional, director and consulting fees	1,318,333	1,735,264	2,393,259	3,285,673
Corporate communications and media	399,722	445,273	984,550	793,042
Wages and benefits	1,231,709	652,459	2,629,210	1,034,071
Office and general	203,705	389,496	1,232,622	646,323
Travel and accommodations	188,081	122,086	243,389	197,475
Total general and administrative expenses	3,341,550	3,344,578	7,483,030	5,956,584

19.	LEASES

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a)	Right-of-Use Assets

	ROU - Land use Rights	ROU - Buildings	ROU - Equipment	Total
	$	$	$	$
Costs:
Balance, applied January 1, 2019	3,634,227	1,371,759	178,179	5,184,165
Additions	-	-	21,238	21,238
Balance, June 30, 2019	3,634,227	1,371,759	199,417	5,205,403

Accumulated Depreciation:
Balance, applied January 1, 2019	181,711	449,664	22,560	653,935
Amortization during period	60,570	109,488	17,833	187,891
Balance, June 30, 2019	242,281	559,152	40,393	841,826

Carrying value:
June 30, 2019	3,391,946	812,607	159,024	4,363,577
December 31, 2018	-	-	-	-

28

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

b)	Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease liabilities recognized at January 1, 2019	4,729,324
Lease liability additions during the period ended June 30, 2019	23,345
Lease payments	(314,671)
Interest incurred	175,975
Balance, June 30, 2019	4,613,973

The company expects the following maturities of its undiscounted lease liabilities:

Contractual Undiscounted Cash Flows:

$
Within 1 year	580,451
1 - <3 years	1,718,534
3 - <5 years	770,195
Over 5 years	7,066,668
Balance, June 30, 2019	10,135,848

20.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to June 30, 2019, the Company granted 672,500 options to purchase Common Shares with exercise prices between $1.98 and $3.47. These options vest over three years with an expiry date five years from the grant date.

On July 5, 2019, subsequent to the reporting period, the loan agreement with Sciences was amended to increase the loan agreement from $6 million to $15 million and the rate of interest charged was increased to 12%. To date, the Company has drawn a total of $10.7 million and accrued interest of $0.2 million.

On August 28, 2019, the Company announced that it had entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) under which the Investor has agreed, subject to certain customary conditions, to purchase 2,500 secured convertible debentures units (the “Convertible Debentures Units”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of $25,000,000 (the “Offering”). The Convertible Debentures Units have a maturity date of 24 months from their date of issue (the “Maturity Date”) and will bear interest (at the option of the Company, payable in cash or shares) from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30 and December 31 of each year. The final terms of the Convertible Debentures will be determined by negotiation between the Company and the Investor and will include certain covenants relating to the business of the Company.

The Convertible Debentures will be convertible, at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures will have a conversion price of $2.00 per Common Share (the “Conversion Price”), being a 14% premium to the closing price of the Common Shares on August 27, 2019 on the TSXV. If at any time prior to the maturity date of the Convertible Debentures, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 15 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price and any accrued and outstanding interest, provided the Company gives 30 days' notice of such conversion to the holder.

Each Warrant will be exercisable to purchase one Common Share at an exercise price of $2.25 per share, for a period of 24 months from the date of issue. If at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 15 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

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